Exhibit 99.1

ASM International N.V.

Announces Availability and Timing of the 2011 and

Fourth Quarter Results Conference Call and Web Cast

ALMERE, The Netherlands – February 27, 2012 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) and its 52%-owned subsidiary, ASM Pacific Technology, Ltd (Hong Kong Exchanges: 522) will simultaneously report operating results for the 2011 fourth quarter and year at approximately:

•	7:00 a.m. Hong Kong Time – Wednesday, March 7, 2012

•	00:00 (midnight) Continental European Time – Tuesday/Wednesday, March 6, 2012

•	6:00 p.m. US Eastern Time – Tuesday, March 6, 2012.

ASM International will host an investor conference call and web cast on Wednesday, March 7, 2012 at 15:00 Continental European Time (9:00 a.m. – US Eastern Time, 10:00 p.m. Hong Kong Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3388

•	International: + 44 (0)20 7136 2051

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through April 5, 2012.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	International: + 44 (0)20 7111 1244

•	Access Code: 9056394#

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

CONTACTS:

Investor Relations:

Erik Kamerbeek

+31 881008500

Erik.Kamerbeek@asm.com

Mary Jo Dieckhaus

+1 212-986-2900

Maryjo.Dieckhaus@asm.com